Contact

www.linkedin.com/in/philouellette
(LinkedIn)
runoutgrow.com/advisor/phil-
ouellette/ (Company)
www.eosworldwide.com/phil-
ouellette (Company)

Top Skills

Teaching
Facilitation
Business Coaching

Certifications

Certified Exit Planning Advisor
(CEPA®)
Certified Management Accountant
(CMA)

Phil Ouellette

EOS® Implementer | Outgrow Advisor | Certified Exit Planning
Advisor® | Entrepreneurial Leader | Investor
Greater Madison Area

Summary

Cross-functioning entrepreneurial leader with over 25 years
experience managing SMB founder-led companies with teams up to
175 employees and over $20MM annual gross revenues.

Specialities:

Strategic Planning
Full P&L Responsibility
Operations Management
Marketing Strategy & Planning
Talent Management
Contract Development & Negotiation
IP Protection
Board Governance
Business Development
Financial Analysis
Succession Planning
Change Management
Facility Relocation
IT Management
Cash Management & Forecasting

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Experience

OUTGROW
Outgrow Advisor
April 2025 - Present (1 month)
Wisconsin, United States

Helping SMB companies create predictable, consistent annual organic sales
growth of 15-30%.

EOS Worldwide
Professional EOS® Implementer

November 2022 - Present (2 years 6 months)
Greater Madison Wisconsin Area

Sunday Paper
Partner | CFO
January 2020 - Present (5 years 4 months)
Madison, Wisconsin, United States

Custom marketing communications specializing in companies that make highly-crafted products.

CODAworx
Board Member
February 2012 - Present (13 years 3 months)
Madison, Wisconsin Area

Multi-sided network platform startup serving the highly-fragmented public art economy. Recognized already as the industry leader, it boasts more than 17K members having raised more than $2.5M to date.

Applied Tech
Director of Marketing
February 2020 - October 2023 (3 years 9 months)
Madison, Wisconsin, United States

Applied Tech is a leading national IT managed services provider managing both on-premise and cloud environments. We work with SMB companies throughout the Midwest and Colorado managing their IT infrastructure, security, desktop/mobile and applications.

LSB
19 years 4 months

CEO
July 2015 - January 2020 (4 years 7 months)
Madison, Wisconsin Area

Premier strategic branding, communications and marketing firm with clients in finance, food, consumer packaged goods, health care, technology and manufacturing sectors.

• Led management and professional staff through change in managing the company with adoption of EOS® improving organizational focus, accountability and transparency.

• Overhauled new business development process through sales training, content, weekly pipeline tracking and simplification of company pitch decks, website and RFP responses which led to increased qualified funnel opportunities.

• Engineered realignment of ownership to facilitate succession of next generation of leadership, developing new by-laws and shareholder agreement.

• Improved client/project profitability through crafting tighter statements of work (SOW), formal pricing review process, pricing options and alternative compensation such as equity, royalties and in-kind exchanges.

• Co-produced nationally recognized multi-day marketing conference drawing over 300 senior marketers for 15 years transitioning it from a pure cost center to a nominal profit center.

• Lead LSB 10-member Board of Directors

• Orchestrated 2 significant office relocations - one to move from B- to A space at same cost, one to reduce space and cost by 60% - without penalty for early termination.

President
January 2011 - June 2015 (4 years 6 months)
Madison, Wisconsin Area

Chief Financial Officer
October 2000 - December 2010 (10 years 3 months)

Kidsocial (ceased operations 2017)
CFO
October 2011 - December 2015 (4 years 3 months)

Owned by Egencie, raised $450K for this startup targeting kids under 13 with a COPPA-compliant social networking platform.

Egencie (currently dba Freshinup)
Co-Founder | CFO
December 2005 - December 2015 (10 years 1 month)

Interactive/new media agency targeting SMB clients. US-based account execs work virtually with global network of firms and freelancers providing quality services at superior value.

Victor Allen's Coffee
Chief Operating Officer | CFO
July 1994 - October 2000 (6 years 4 months)

Premier regional specialty coffee roaster, retailer and wholesaler that included a roasting & packaging facility, 14 retail units and 175 employees across southern Wisconsin.

• Led company retail growth overseeing the buildout of 7 new stores, including a full retail/wholesale bakery.
• Promoted growth in commercial sales with regional distributors and national accounts through a private-label program.
• Implemented a development plan for retail management that led to reduced staff turnover from 97% to 50% in first 3 years.

Mara-Mi
CFO
February 1993 - July 1994 (1 year 6 months)

Rapid growth consumer products company designing and distributing social stationery with national distribution through a network of commissioned brokers in more than 40 states and abroad.

• Instituted formal finance function with annual strategic planning, co.-wide budgeting and formal monthly reporting.
• Directed company relocation into new facility (4x increase) to accommodate rapid growth.
• Identified tax strategy that significantly reduced annual liability more than $30K annually.

Honeywell
Senior Business Analyst
March 1989 - February 1993 (4 years)

Three assignments in 4 years with this $6B multi-national corporation in Commercial Flight and Industrial Automation SBUs and Corporate Financial Planning & Analysis. Worked with Unit Controllers, performed several business valuations and an audit of Canadian financial operations.

Quadri Corporation
Controller
February 1987 - March 1989 (2 years 2 months)

Developed government-compliant pricing and labor collection system for this $20M defense electronics manufacturer. Successfully passed several government audits while coming to understand the concept of a $500 hammer.

Honeywell Information Systems
Senior Business Analyst
February 1985 - February 1987 (2 years 1 month)
Phoenix, Arizona Area

Tracked $500M base of leased equipment for this corporate SBU that manufactured and sold mainframe computer equipment.

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Education

Ripon College
Bachelor of Arts - BA, History

Thunderbird School of Global Management
Master's degree, Accounting and Finance